Filed by J1 Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

EXECUTION VERSION

SPONSOR SUPPORT AND LOCK-UP AGREEMENT AND DEED, dated as of April 12, 2021 (this “Agreement”), among J1 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), Grab Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), Altimeter Growth Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“SPAC”), Altimeter Growth Holdings, a limited liability company incorporated under the laws of the Cayman Islands (“Sponsor Holdco” or “Sponsor”).

WHEREAS, the Company, SPAC, J2 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Merger Sub 1”), J3 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Merger Sub 2”), and PubCo are concurrently herewith entering into a Business Combination Agreement (as the same may be amended, restated or supplemented, the “Business Combination Agreement”; capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Business Combination Agreement) providing for the merger of SPAC with and into Merger Sub 1, and the merger of Merger Sub 2 with and into the Company;

WHEREAS, Sponsor is, as of the date of this Agreement, the sole legal owner of such number of SPAC Class B Ordinary Shares and SPAC Warrants set forth opposite Sponsor’s name on Schedule A hereto (such SPAC Class B Ordinary Shares, together with any SPAC Shares acquired by Sponsor after the date of this Agreement and during the term of this Agreement, being collectively referred to herein as the “Subject Shares”); and

WHEREAS, as a condition to their willingness to enter into the Business Combination Agreement, SPAC, the Company and PubCo have requested that the Sponsor enter into this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

Section 1. Representations and Warranties of the Sponsor. Sponsor hereby represents and warrants to SPAC, the Company and PubCo as follows:

(a) Organization, Good Standing and Qualification. Sponsor has been duly organized and is validly existing and in good standing under the Laws of its jurisdiction of incorporation and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. Sponsor is duly licensed or qualified and in good standing (to the extent such concept is applicable in Sponsor’s jurisdiction of formation) as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing (to the extent such concept is applicable in Sponsor’s jurisdiction of formation), as applicable, except where the failure to be so licensed or qualified or in good standing would not have a material adverse effect on the ability of Sponsor to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(b) Authority. Sponsor has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereunder; and all corporate actions on the part of Sponsor necessary for the authorization, execution and delivery of this Agreement and the performance of all its obligations hereunder (including any board approval) have been taken. This Agreement is, or when executed by the other parties hereto, will be, valid and legally binding obligations of Sponsor, enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. No consent of, or registration, declaration or filing with, any Governmental Authority is required to be obtained or made by Sponsor in connection with the execution, delivery and performance by Sponsor of this Agreement or the consummation by Sponsor of the transactions contemplated hereby.

(c) Consents; No Conflicts. All filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case on the part of Sponsor, have been duly obtained or completed (as applicable) and are in full force and effect. The execution, delivery and performance of this Agreement by Sponsor does not, and the consummation by Sponsor of the transactions contemplated hereby will not result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of Sponsor) or cancellation under, (x) (i) any Governmental Order, (ii) any provision of the Organizational Documents of Sponsor, (iii) any applicable Law, (iv) any Contract to which Sponsor is a party or by which its assets are bound, or (y) result in the creation of any lien or encumbrance upon any of the properties or assets of Sponsor other than liens or encumbrances pursuant to the SPAC Charter, this Agreement or any other Transaction Document or applicable securities laws, except in the case of sub-clauses (i), (iii), and (iv) of clause (x), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Sponsor to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

(d) SPAC Securities. Sponsor is the sole legal and beneficial owner of the SPAC Securities set forth opposite Sponsor’s name on Schedule A hereto, and all such SPAC Securities are owned by Sponsor free and clear of all liens or encumbrances, other than liens or encumbrances pursuant to the SPAC Charter, this Agreement or any other Transaction Document or applicable securities laws. Sponsor does not own legally or beneficially any shares or warrants of SPAC other than the SPAC Securities set forth opposite Sponsor’s name on Schedule A hereto. Sponsor has the sole right to vote the Subject Shares, and none of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Subject Shares, except as contemplated by this Agreement.

(e) Business Combination Agreement. Sponsor understands and acknowledges that SPAC, the Company and PubCo are entering into the Business Combination Agreement in reliance upon the Sponsor’s execution and delivery of this Agreement. Sponsor has received a copy of the Business Combination Agreement and is familiar with the provisions of the Business Combination Agreement. For the avoidance of doubt, by executing this Agreement, Sponsor hereby consents to the SPAC entering into the Business Combination Agreement.

(f) Adequate Information. Sponsor is a sophisticated shareholder and has adequate information concerning the business and financial condition of SPAC, PubCo and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Business Combination Agreement and has independently and without reliance upon SPAC, PubCo or the Company and based on such information as Sponsor has deemed appropriate, made its own analysis and decision to enter into this Agreement. Sponsor acknowledges that SPAC, PubCo and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Sponsor acknowledges that the agreements contained herein with respect to the Subject Shares held by Sponsor are irrevocable.

(g) Restricted Securities. Sponsor understands that the Shareholder Merger Consideration that Sponsor may receive in connection with its Subject Shares, the Initial Merger, the Sponsor Subscription Agreement, the Backstop Agreement and the Sponsor Forward Purchase Agreement will be “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, Sponsor must hold such Shareholder Merger Consideration indefinitely unless (i) they are registered with the SEC and qualified by state authorities, or (ii) an exemption from such registration and qualification requirements is available, and that any certificates or book entries representing the PubCo Ordinary Shares shall contain a legend to such effect.

Section 2. Representations and Warranties of SPAC. SPAC hereby represents and warrants to PubCo, the Company and Sponsor as follows:

(a) Organization, Good Standing and Qualification. SPAC is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. SPAC is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have a material adverse effect on the ability of SPAC to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(b) Authority. SPAC has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereunder. All corporate actions on the part of SPAC necessary for the authorization, execution and delivery of this Agreement and the performance of all its obligations hereunder (including any board approval) have been taken. This Agreement is, or when executed by the other parties thereto, will be, valid and legally binding obligations of SPAC, enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Consents; No Conflicts. All filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case on the part of SPAC, have been duly obtained or completed (as applicable) and are in full force and effect. The execution, delivery and performance of this Agreement by SPAC does not, and the consummation by SPAC of the transactions contemplated hereby will not result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of SPAC) or cancellation under, (x) (i) any Governmental Order, (ii) any provision of the Organizational Documents of SPAC, (iii) any applicable Law, (iv) any Contract to which SPAC is a party or by which its assets are bound, or (y) result in the creation of any Security Interest upon any of the properties or assets of SPAC other than any restrictions created by or arising under federal or state securities laws, this Agreement or any other Transaction Document, or the SPAC Charter, except in the case of sub-clauses (i), (iii), and (iv) of clause (x), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of SPAC to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

Section 3. Representations and Warranties of the Company. The Company hereby represents and warrants to SPAC, PubCo and Sponsor as follows:

(a) Organization, Good Standing and Qualification. The Company is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(b) Authority. The Company has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereunder. All corporate actions on the part of the Company necessary for the authorization, execution and delivery of this Agreement and the performance of all its obligations hereunder (including any board approval) have been taken. This Agreement is, or when executed by the other parties thereto, will be, valid and legally binding obligations of the Company, enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Consents; No Conflicts. All filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case on the part of the Company, have been duly obtained or completed (as applicable) and are in full force and effect. The execution, delivery and performance of this Agreement by the Company does not, and the consummation by the Company of the transactions contemplated hereby will not result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of the Company) or cancellation under, (x) (i) any Governmental Order, (ii) any provision of the Organizational Documents of the Company, (iii) any applicable Law, (iv) any Contract to which the Company is a party or by which its assets are bound, or (y) result in the creation of any Security Interest upon any of the properties or assets of the Company other than Permitted Encumbrances, except in the case of sub-clauses (i), (iii), and (iv) of clause (x), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

Section 4. Representations and Warranties of PubCo. PubCo hereby represents and warrants to SPAC, the Company and Sponsor as follows:

(a) Organization, Good Standing and Qualification. PubCo is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. PubCo is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have a material adverse effect on the ability of PubCo to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(b) Authority. PubCo has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereunder. All corporate actions on the part of PubCo necessary for the authorization, execution and delivery of this Agreement and the performance of all its obligations hereunder (including any board approval) have been taken. This Agreement is, or when executed by the other parties thereto, will be, valid and legally binding obligations of PubCo, enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Consents; No Conflicts. All filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case on the part of PubCo, have been duly obtained or completed (as applicable) and are in full force and effect. The execution, delivery and performance of this Agreement by PubCo does not, and the consummation by PubCo of the transactions contemplated hereby will not result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of PubCo) or cancellation under, (x) (i) any Governmental Order, (ii) any provision of the Organizational Documents of PubCo, (iii) any applicable Law, (iv) any Contract to which PubCo is a party or by which its assets are bound, or (y) result in the creation of any Security Interest upon any of the properties or assets of PubCo other than Permitted Encumbrances, except in the case of sub-clauses (i), (iii), and (iv) of clause (x), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of PubCo to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

Section 5. Agreement to Vote; Certain Other Covenants of the Sponsor. Sponsor covenants and agrees during the term of this Agreement as follows:

(a) Agreement to Vote.

(1) In Favor of Initial Merger and the Transaction Proposals. At any meeting of the shareholders of SPAC called to seek the SPAC Shareholders’ Approval, or at any adjournment or postponement thereof, or in connection with any written consent of the shareholders of SPAC or in any other circumstances upon which a vote, consent or other approval with respect to the Business Combination Agreement, any other Transaction Document, the Initial Merger, or any other Transaction is sought, Sponsor shall (i), if a meeting is held, appear at such meeting or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum, and (ii) vote or cause to be voted (including by class vote and/or written consent, if applicable) the Subject Shares in favor of granting the SPAC Shareholders’ Approval or, if there are insufficient votes in favor of granting the SPAC Shareholders’ Approval, in favor of the adjournment or postponement of such meeting of the shareholders of SPAC to a later date.

(2) Against Other Transactions. At any meeting of shareholders of SPAC or at any adjournment or postponement thereof, or in connection with any written consent of the shareholders of SPAC or in any other circumstances upon which Sponsor’s vote, consent or other approval is sought, Sponsor shall vote (or cause to be voted) the Subject Shares (including by withholding class vote and/or written consent, if applicable) against (i) any business combination agreement, merger agreement or merger (other than the Business Combination Agreement and the Initial Merger), scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC or any public offering of Equity Securities of SPAC, (ii) any SPAC Acquisition Proposal, and (iii) any amendment of the SPAC Charter or other proposal or transaction involving SPAC or any of its Subsidiaries, which amendment or other proposal or transaction would be reasonably likely to, in each case in any material respect, impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by the Company of, prevent or nullify any provision of the Business Combination Agreement or any other Transaction Document, the Initial Merger, any other Transaction or change in any manner the voting rights of any class of SPAC’s share capital.

(3) Revoke Other Proxies. Sponsor represents and warrants that any proxies heretofore given in respect of the Subject Shares that may still be in effect are not irrevocable, and such proxies have been or are hereby revoked.

(4) Irrevocable Proxy. Sponsor hereby irrevocably grants to, and appoints, the Company and any individual designated in writing by the Company, and each of them individually, as Sponsor’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Sponsor, to vote the Subject Shares, or grant a written consent or approval in respect of the Subject Shares in a manner consistent with this Section 5(a). Sponsor understands and acknowledges that the Company and PubCo are entering into the Business Combination Agreement in reliance upon Sponsor’s execution and delivery of this Agreement. Sponsor hereby affirms that the irrevocable proxy set forth in this Section 5(a)(4) is given in connection with the execution of the Business Combination Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Sponsor under this Agreement. Sponsor hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Sponsor hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. SUCH IRREVOCABLE PROXY IS EXECUTED AND INTENDED TO BE IRREVOCABLE IN ACCORDANCE WITH THE PROVISIONS OF THE POWERS OF ATTORNEY ACT OF THE CAYMAN ISLANDS (REVISED). The irrevocable proxy granted hereunder shall only terminate upon the termination of this Agreement.

(b) No Transfer. Other than pursuant to this Agreement, Sponsor shall not, directly or indirectly, (i) sell, transfer, tender, grant, pledge, assign or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), encumber, hedge or utilize a derivative to transfer the economic interest in (collectively, “Transfer”), or enter into any Contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any person other than pursuant to the Initial Merger, (ii) grant any proxies (other than as set forth in this Agreement) or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares), or enter into any other agreement, with respect to any Subject Shares, (iii) take any action that would make any representation or warranty of Sponsor herein untrue or incorrect, or have the effect of preventing or disabling Sponsor from performing its obligations hereunder, or (iv) commit or agree to take any of the foregoing actions or take any other action or enter into any Contract that would reasonably be expected to make any of its representations or warranties contained herein untrue or incorrect or would have the effect of preventing or delaying Sponsor from performing any of its obligations hereunder. Any action attempted to be taken in violation of the preceding sentence will be null and void. Sponsor hereby authorizes and requests SPAC or the Company to notify SPAC’s transfer agent that there is a stop transfer order with respect to all of the Subject Shares (and that this Agreement places limits on the voting of the Subject Shares). Sponsor agrees with, and covenants to, SPAC, PubCo and the Company that Sponsor shall not request that SPAC register the Transfer (by book-entry or otherwise) of any certificated or uncertificated interest representing any of the Subject Shares.

(c) Waiver of Anti-Dilution Protection. Sponsor hereby waives, forfeits, surrenders and agrees not to exercise, assert or claim, to the fullest extent permitted by applicable Law, the ability to adjust the Initial Conversion Ratio (as defined in the SPAC Charter) pursuant to Article 17.3 of the SPAC Charter in connection with the Transactions. Sponsor acknowledges and agrees that (i) this Section 5(c) shall constitute written consent waiving, forfeiting and surrendering the adjustment to the Initial Conversion Ratio pursuant to Article 17.4 of the SPAC Charter; and (ii) such waiver, forfeiture and surrender granted hereunder shall only terminate upon the termination of this Agreement.

(d) No Redemption. Sponsor irrevocably and unconditionally agrees that, from the date hereof and until the termination of this Agreement, Sponsor shall not elect to cause SPAC to redeem any Subject Shares now or at any time legally or beneficially owned by Sponsor, or submit or surrender any of its Subject Shares for redemption, in connection with the transactions contemplated by the Business Combination Agreement or otherwise.

(e) New Shares. In the event (i) any SPAC Shares or other securities of SPAC are issued or otherwise distributed to a Sponsor pursuant to any stock dividend or distribution, or any change in any of the SPAC Shares or other share capital of SPAC by reason of any stock split-up, recapitalization, combination, exchange of shares or the like (in all cases in respect of securities of SPAC), (ii) a Sponsor acquires legal or beneficial ownership of any SPAC Shares after the date of this Agreement, or (iii) a Sponsor acquires the right to vote or share in the voting of any SPAC Share after the date of this Agreement (together the “New Securities”), the terms “Subject Shares” shall be deemed to refer to and include such New Securities (including all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged into).

Section 6. Sponsor Lock-Up. Subject to the consummation of the Initial Merger, Sponsor covenants and agrees not to, during the Applicable Period, without the prior written consent of the board of directors of PubCo, Transfer any PubCo Ordinary Shares held by it (or which it is entitled to or has the right to receive by virtue of the Initial Merger) immediately after the Initial Merger Effective Time, any PubCo Ordinary Shares received upon the exercise of any PubCo Warrants, or any PubCo Warrants or other securities convertible into or exercisable or exchangeable for PubCo Ordinary Shares held by it immediately after the Initial Merger Effective Time, in each case, other than Excluded Securities (the actions specified above collectively, “Lock-Up Transfer”) during the Applicable Period; provided, however, that the foregoing shall not apply to (i) Lock-Up Transfers (A) by gift to members of an individual’s Immediate Family or to a trust or foundation, the beneficiary of which is a member of one of the individual’s Immediate Family or the individual itself, (B) to an Affiliate of such Person, (C) by gift to a charitable organization or to a charitable foundation, or (D) by gift to the Fund (as defined in the Shareholder Deed (as defined in the Business Combination Agreement)); (ii) Lock-Up Transfers by virtue of laws of descent and distribution upon death of the individual; (iii) Lock-Up Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement; (iv) Lock-Up Transfers to a partnership, limited liability company or other entity of which Sponsor and/or the Immediate Family of Sponsor are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (v) Lock-Up Transfers relating to Excluded Securities, PubCo Ordinary Shares, PubCo Warrants or other securities convertible into or exercisable or exchangeable for PubCo Ordinary Shares or PubCo Warrants acquired in open market transactions after the Acquisition Closing; (vi) the exercise of stock options or warrants to purchase PubCo Ordinary Shares and any related transfer of PubCo Ordinary Shares to PubCo in connection therewith (A) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (B) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, it being understood that all PubCo Ordinary Shares received upon such exercise, settlement, vesting or transfer will remain subject to the restrictions of this Section 6 during the Applicable Period; (vii) the entry into any trading plan providing for the sale of PubCo Ordinary Shares meeting the requirements of Rule 10b5-1(c) under the Exchange Act, provided that such plan does not provide for, or permit, the sale of any PubCo Ordinary Shares during the Applicable Period and no public announcement or filing is voluntarily made or required regarding such plan during the Applicable Period; (viii) Lock-Up Transfers in the event of completion of a liquidation, merger, exchange of stock or other similar transaction which results in all of PubCo’s security holders having the right to exchange their PubCo Ordinary Shares or PubCo Warrants for cash, securities or other property; (ix) pledges of Lock-Up Shares by a holder thereof that create a mere security interest in such Lock-Up Shares pursuant to a bona fide loan or indebtedness transaction so long as such holder continues to control the exercise of the voting rights of such pledged Lock-Up Shares (as well as any foreclosure on such pledged Lock-Up Shares so long as the transferee in such foreclosure agrees to become a party to this Agreement and be bound by all obligations applicable to Sponsor), (x) in the case of an entity, a Lock-Up Transfer (y) to another entity that is an affiliate (as defined in Rule 405 under the Securities Act) of Sponsor, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with Sponsor or affiliates of Sponsor or who shares a common investment advisor with the undersigned or (z) as part of a distribution to members, partners or shareholders of Sponsor, (xi) in the case of an entity that is a trust, Lock-Up Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; and (xii) in the case of an entity, Lock-Up Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; provided, further, however, that in the case of clauses (i) through (iv), (viii) (in case the securities received are listed on a national securities exchange) and (ix) through (xii), these permitted transferees shall enter into a written agreement, in substantially the form of this Section 6, agreeing to be bound by these Lock-Up Transfer restrictions prior to such Lock-Up Transfer. For purposes of this Section 6, and provided, further, that in the case of clause (ix), such agreement shall only take effect in the event that the transferee take possession of the Lock-Up Shares as a result of foreclosure:

(a) “Immediate Family” shall mean a spouse, former spouse, domestic partner, child (including by adoption), father, mother, brother or sister of the undersigned, and lineal descendant (including by adoption) of the applicable Sponsor or of any of the foregoing persons;

(b) “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act;

(c) “Applicable Period” shall be the period commencing on the Acquisition Closing Date and ending on the third anniversary thereof; and

(d) “Excluded Securities” means PubCo Ordinary Shares or PubCo Warrants (i) subscribed or received pursuant to the Sponsor Subscription Agreement, the Backstop Agreement or the Sponsor Forward Purchase Agreement or (ii) acquired or received (other than any PubCo Ordinary Shares received upon exercise of PubCo Warrants received by Sponsor immediately after the Initial Merger Effective Time as a result of the Initial Merger) after the Acquisition Closing.

Neither the Company nor PubCo shall amend or waive the lock-up restriction agreed with the Other Lock-up Shareholders (as defined hereafter) pursuant to Section 6 of the Key Shareholders Lock-Up Agreement (as defined hereafter) unless the Company or PubCo, as the case may be, extends such amendment and/or waiver to the Sponsor, under the same terms and conditions (including, for the avoidance of doubt, the timing of any release from such lock-up restriction) and on a pro rata basis. The Company and PubCo shall provide at least 5 business day advance written notice to Sponsor of any such amendment approval or waiver. For purposes of the foregoing, (i) Key Shareholders Lock-Up Agreement shall mean the Voting, Support and Lock-Up Agreement and Deed No. 1 dated as of the date hereof by and among PubCo, SPAC, the Company and the other shareholder parties thereto and (ii) Other Lock-up Shareholders shall mean Key Executives or Other ExCo Member as defined in the Key Shareholders Lock-Up Agreement.

Section 7. Sponsor Affiliate Arrangements.

(a) Sponsor Letter Agreement. Each of the Sponsor and SPAC hereby agree that from the date hereof until the termination of this Agreement, none of them shall, or shall agree to, amend, modify or vary that certain letter agreement dated September 30, 2020 by and among the Sponsor and SPAC (the “Sponsor Letter Agreement”), except as otherwise provided for under this Agreement or any Transaction Document.

(b) Termination of Sponsor Affiliate Arrangements. Each of the Sponsor and SPAC hereby agree that: (i) each of the agreements set forth on Part 1 of Schedule B attached hereto; and (ii) each agreement as of the Acquisition Merger Effective Time between SPAC (or any of its subsidiaries), on the one hand, and any Sponsor or any of Sponsor’s Affiliates (other than SPAC or any of SPAC’s subsidiaries), on the other hand, (but excluding any Transaction Document, the Sponsor Letter Agreement, the agreements set forth on Part 2 of Schedule B attached hereto and any other agreements with respect to the indemnification of the SPAC’s directors and officers (in each case, solely to the extent acting in his or her capacity as such and to the extent such activities are related to the business of SPAC and permitted by law)) (such agreements, together, the “Sponsor Affiliate Agreements”) will be terminated effective as of the Acquisition Merger Effective Time, and thereupon shall be of no further force or effect, without any further action on the part of any of the Sponsor or the Company, and on and from the Acquisition Merger Effective Time neither SPAC, the Sponsor, nor any of their respective affiliates or subsidiaries shall have any further rights, duties, liabilities or obligations under any of the Sponsor Affiliate Agreements and each of Sponsor and SPAC (for and on behalf of its affiliates and subsidiaries) hereby releases in full any and all claims with respect thereto with effect on and from the Acquisition Merger Effective Time. Additionally, Sponsor agrees that the lock-up and transfer provisions in this Agreement shall supersede and replace its obligations in respect of lock-up and transfer provisions currently contained in the Sponsor Letter Agreement effective upon the Acquisition Merger Effective Time.

Section 8. Mutual Release.

(a) Sponsor Release. Sponsor, on its own behalf and on behalf of each of its Affiliates (other than SPAC or any of SPAC’s subsidiaries) and each of its and their successors, assigns and executors (each, a “Sponsor Releasor”), effective as at the Acquisition Merger Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge PubCo, the Company, SPAC, their respective Subsidiaries (if any) and the Company’s Material Subsidiaries and its and their respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Sponsor Releasee”), from (i) any and all obligations or duties PubCo, the Company, SPAC or any of their respective Subsidiaries (if any) has prior to or as of the Acquisition Merger Effective Time to such Sponsor Releasor or (ii) all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Sponsor Releasor has prior to or as of the Acquisition Merger Effective Time, against any Sponsor Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Acquisition Merger Effective Time (except in the event of fraud on the part of a Sponsor Releasee); provided, however, that nothing contained in this Section 8(a) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Agreement; the Transaction Documents or SPAC Charter, including for any amounts owed pursuant to the terms set forth therein, (ii) for indemnification or contribution, in any Sponsor Releasor’s capacity as an officer or director of SPAC, (iii) arising under any then-existing insurance policy of SPAC, (iv) pursuant to a contract and/or SPAC policy, to reimbursements for reasonable and necessary business expenses incurred and documented prior to the Acquisition Merger Effective Time, or (v) for any claim for fraud.

(b) Company Release. Each of PubCo, the Company, SPAC and their respective Subsidiaries (if any) and each of its and their successors, assigns and executors (each, a “Company Releasor”), effective as at the Acquisition Merger Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge Sponsor and its respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Company Releasee”), from (i) any and all obligations or duties such Company Releasee has prior to or as of the Acquisition Merger Effective Time to such Company Releasor, (ii) all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Company Releasor has, may have or might have or may assert now or in the future, against any Company Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Acquisition Merger Effective Time (except in the event of fraud on the part of a Company Releasee); provided, however, that nothing contained in this Section 8(b) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Agreement or the Transaction Documents, or (ii) for any claim for fraud.

Section 9. Termination. This Agreement shall terminate upon the earliest of (i) the Acquisition Effective Time (provided, however, that upon such termination, Section 6 shall survive in accordance with its terms, and Section 5(c), Section 7(b), Section 8, this Section 9, Section 10 and Section 11 shall survive indefinitely) and (ii) the termination of the Business Combination Agreement in accordance with its terms, and upon such termination, no party shall have any liability hereunder other than for its willful and material breach of this Agreement prior to such termination.

Section 10. Additional Matters. Sponsor shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as SPAC, the Company or PubCo may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement, the Business Combination Agreement and the other Transaction Documents and (ii) refrain from exercising any veto right, consent right or similar right (whether under the SPAC Charter or any Sponsor Affiliate Agreement) which would impede, disrupt, prevent or otherwise adversely affect the consummation of the Initial Merger, the Acquisition Merger or any other Transaction.

Section 11. General Provisions.

(a) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to SPAC, the Company or PubCo in accordance with Section 11.3 of the Business Combination Agreement and to Sponsor at its address set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).

(b) Miscellaneous. The provisions of Section 1.3 and Article XI of the Business Combination Agreement are incorporated herein by reference, mutatis mutandis, as if set forth in full herein.

(c) Certain Tax Elections. Each of the Company and PubCo agrees that, following the elections described in Section 8.4 of the Business Combination Agreement for each of Merger Sub 1 and Merger Sub 2 to be disregarded as an entity separate from its owner for U.S. federal income tax purposes as of the effective date of its respective formation, the Company and PubCo shall not subsequently cause or permit Merger Sub 1 or Merger Sub 2 to change such classification effective on or prior to the Initial Closing Date.

[Signature pages follow]

IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above, as a Deed.

EXECUTED AS A DEED for and on behalf of:

Altimeter Growth Holdings

By:	/s/ Hab Siam
Name:	Hab Siam
Title:	Member

In the presence of:

Witness:

Name:	/s/ Bryan J. Lowrance
Title:	Associate, Ropes & Gray LLP

Altimeter Growth Corp.

By:	/s/ Hab Siam
Name:	Hab Siam
Title:	General Counsel

In the presence of:

Witness:

Name:	/s/ Bryan J. Lowrance
Title:	Associate, Ropes & Gray LLP

Grab Holdings Inc.

By:	/s/ Anthony Tan Ping Yeow
Name:	Anthony Tan Ping Yeow
Title:	Director

In the presence of:

Witness:

Name:	/s/ XinKai Cheng
Title:

J1 Holdings Inc.

By:	/s/ Artawat Udompholkul
Name:	Artawat Udompholkul
Title:	Director

In the presence of:

Witness:

Name:	/s/ XinKai Cheng
Title:

[Signature Page to Sponsor Support and Lock-Up Agreement and Deed]

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), J1 Holdings Inc. (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.